

June 9, 2009

Via Facsimile (212) 504-6666 and U.S. Mail

Dennis J. Block, Esq.
Cadwalader Wickersham & Taft, LLP.
One World Financial Center
New York, NY 10281

> **Re:** **The Children's Place Retail Stores, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 5, 2009**
> **Ezra Dabah, et al.**
> **File No. 0-23071**

Dear Mr. Block:

We have conducted a limited review of the filing listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement

Background and Reasons for the Solicitation, page 4

1. We partially reissue prior comment 1. It has come to our attention that Mr. Dabah allegedly was removed from the position of Chairman of the Board and was asked to resign from his position as Chief Executive Officer. Please revise your disclosure to the extent necessary in order to clarify the circumstances surrounding his alleged removal from the position of Chairman and resignation from the position of CEO or advise.

2. We refer you to your response to prior comment 11 and statements made in the disclosure regarding Mr. Fingerman's contribution to Campbell's soup. Please be advised that the support you provide should evidence not only the financial growth of Campbell's soup business, but how Mr. Fingerman "revitalized Campbell's U.S. soup franchise…" or contributed to its growth during the period referenced. Also, please rephrase your statements to reflect that it is your belief that Mr. Fingerman contributed to Campbell's in this manner, and balance the disclosure by indicating that factors other than Mr. Fingerman may have been responsible for the 3 years of consecutive growth. To the extent the participants continue to characterize Mr. Fingerman's contribution as "revitalization," please revise the proxy statement to include a qualified summary of the response previously provided to our comment.

Closing Comments

As appropriate, please amend your filing and respond promptly to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions